Exhibit 99.4

Script for AutoWeb All Team Meeting

Jared: Good morning everyone, thank you for joining us. Many of you may already be aware that we reached an important milestone in our efforts to identify the best next steps for AutoWeb. As you’ll remember, in May, AutoWeb disclosed substantial doubt about its ability to continue as a going concern and announced the formation of a special committee of the board to explore strategic options, including continuing to seek debt or equity financing, evaluating the potential sale of the Company or its assets, seeking partnership or licensing transactions, and restructuring the Company’s debt and operations.

Over the past few months, the special committee of the board has sought out and carefully considered a wide range of opportunities for AutoWeb’s business to best provide value for Company stockholders. Today, we are pleased to announce that the Board of Directors has approved AutoWeb’s entry into a definitive merger agreement to be acquired by a subsidiary of One Planet Group LLC.

This is great news for the team, as this is a strategic acquisition with the goal of returning AutoWeb to sustainable profitability. Many of you may be familiar with the One Planet Group, or one of its operating businesses, Buyerlink, which was formerly known as Reply!, has been a strategic partner of AutoWeb for some time. Buyerlink is the leading online auction marketplace for the generation and monetization of locally targeted and category-specific consumer demand, with deep roots in the automotive industry. One Planet Group knows our business well, and they even know our business on a more personal level. One Planet founder and CEO, Payam Zamani, was one of two original founders of Autoweb.com in 1994. That business eventually merged with Autobytel post its IPO, so Payam is an important part of the foundation of today’s AutoWeb. Payam is on the call with us today, and I’m going to turn it over to him very shortly.

Before I do that, I just want to give everyone a brief explanation of how the acquisition is expected to proceed. You may have seen the press release issued this morning announcing that the acquisition is structured as a cash tender offer, followed by a second-step merger. This means that a business entity owned by the One Planet Group will soon make a formal tender offer to buy stock from existing stockholders. Once the entity has acquired over fifty percent of shares and the second step merger closed, AutoWeb, Inc. will become a wholly-owned subsidiary of One Planet’s subsidiaries and all shares not tendered in the tender offer will be converted into the right to receive the same cash purchase price as the tendered shares. This is expected to happen prior to September 16 of this year.

During the tender process and prior to the close of the acquisition, AutoWeb will continue its current operations. CarZeus operations will continue to be suspended and AutoWeb will continue all efforts to preserve cash and liquidity pending completion of the deal. Immediately upon close, AutoWeb’s business will continue to operate as AutoWeb, Inc., which will then be a privately held subsidiary of One Planet.

Before I hand it over to Payam, I want to share with you that Payam will be assuming the role of President and CEO of AutoWeb, which means that I will be transitioning out of the business once the acquisition is complete. Our whole senior leadership team is already working closely with Payam and One Planet to effectuate a smooth and successful transition for the team over the coming weeks, and I am confident that AutoWeb will benefit from knowledgeable and effective leadership as it enters this new phase.

On a personal note, it has been my privilege to work with you all over these very eventful four years. On my first day with the team, I would never have anticipated how often we would use the word “unprecedented” – and while we have faced unusual and challenging times together, both in our industry and in the world – this team’s resiliency and adaptability has truly been unprecedented in my career so far. So thank you. I’m proud of the work we’ve done and excited for AutoWeb’s future with the team from One Planet. And with that, I will turn it over to Payam.

Payam: Thank you Jared, and hello everyone. I am very happy to be here today, and to be seeing you all face to face. I know we are giving you a lot of information today, and that at the same time it will also feel like not enough. I first want to assure you that One Planet shares AutoWeb’s commitment to transparency, and that we will share as much information as we can as our transition work progresses. Due to the structure of the acquisition, I may not be able to give specific answers to all your questions today, but as we work through the transition and integration planning, I promise to keep you updated as much as possible.

It’s a bit of a surreal moment sitting here with the AutoWeb team of today. As you may or may not know, I was a co-founder of the original autoweb.com back in the early 90s. My brother and I built that company from scratch, taking it from just a glimmer of an idea to ultimately a public offering in 1999. Back then, the automotive world was on the brink of major disruption as the industry moved online, and in many ways, autoweb.com helped shape the way we have bought and sold cars over the last two and half decades. Our industry has again been through a lot in the past few years, but today I am glad to be here with this team, ready to evolve for the industry of the future.

Over the past several weeks, I’ve had the opportunity to meet with many of AutoWeb’s leaders and have been impressed with the team’s talent and depth of knowledge. I have every confidence that together, we can set AutoWeb on a healthier path to sustainable profitability.

A bit about One Planet Group. At One Planet, we believe that something greater than capitalism drives us. I founded the company with the belief that for-profit businesses are also capable of, if not obligated to, make the world a better place. I’ve often said that line between for-profit and non-profit should be blurred. One Planet is infused with core foundational values that promote diversity and inclusion, unity, service to humanity, and excellence in all things.

At One Planet Group we run a suite of online technology and media businesses with interests than span a variety of industries including ad tech, publishing, and media. The management team, many of whom have been with me for many years, strives to implement best business practices while also fostering an environment that promotes equality, love, and empowerment. I recommend you all go to the One Planet website and at the top, you can click and view our Culture Manual.

I strongly believe that AutoWeb’s culture and set of values are highly complementary to ours and that together we will work in a way that transcends the basic transactions of business.

Finally – and this is where the level of information may be less than satisfying – I want to share what I can about what will happen when the acquisition is complete. As Jared already discussed, I’m looking forward to leading the AutoWeb team when the time comes. I want to thank Jared for his dedication to AutoWeb and for his efforts in effectuating this transaction so far. We will continue to work together closely to make this transition as smooth and successful as possible for the entire team.

With the signing of the definitive merger agreement completed, we are now focused on creating more detailed transition and integration plans for AutoWeb’s business. We know at this stage that AutoWeb, Inc. will remain a separate entity, and that we don’t have an immediate plan to merge operations with Buyerlink or any of our other businesses. For the stability of the team, we will also not be making any immediate modifications to salaries, wages, benefits, or policies for AutoWeb team members.

We will be pursuing an aggressive timeline to achieve profitability and I will be seeking input from across the business on how best to achieve this in a sustainable way. There is much work to be done on this front and we have much to learn from one another. I look forward to speaking with you all again soon, and I’ll hand it back to Jared to wrap up.

Jared: Thanks Payam. Everyone knows that this is the part of the meeting where I would typically open it up for live Q&A. As Payam referenced earlier though, the nature of the tender offer structure is such that we are limited at this time in how we can share information. For that reason, instead of doing a live Q&A today, we want to collect whatever questions you may have, and we will distribute an FAQ document answering as many of them as we can.

I know it’s a bit of an unusual format for us – please understand, I can speak for both Payam and myself when I tell you that we would rather field your questions right now, but it’s just not practicable given the communication requirements around tender offers. I assure you that as soon as we can speak more candidly, we will. And in the meantime, please submit any questions you may have to Sara so that we can distribute as much information as possible over the next few days.

I’ll conclude today by just saying thank you. Thank you to the entire team for maintaining focus and energy through this period of uncertainty, and to the team members who worked to achieve this positive outcome for the team. There are a lot of people on both sides of this who have worked very hard and spent some sleepless nights to get to this point, so thank you for all those efforts in particular. I appreciate you and your efforts and look forward to working with you all on this transition in the coming weeks. Stay safe, stay focused, stay healthy. Talk soon.